SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(a)

                         AMENDMENT No. 2

                        QSound Labs, INC.

                         (NAME OF ISSUER)

                           Common Stock

                     (TITLE OF CLASS OF SECURITIES)

                           74728C307

                        (CUSIP NUMBER)

                         Paul D. Sonkin
                   Hummingbird Management, LLC
             (f/k/a Morningside Value Investors, LLC)
               153 East 53rd Street, 55th Floor
                    New York, New York 10022
                           212 521-0975

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                        January 27, 2003

       (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 5 pages)

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CUSIP No. 74728C307              13D/A           Page 2 of 5 Pages
-------------------                            -----------------


----------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)
              IRS No. 13-4082842
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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER    	  353,215
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     353,215
 REPORTING
              --------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

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11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  353,215
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   4.98%

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14.       TYPE OF REPORTING PERSON*

          OO
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                          (Page 2 of 5 pages)

-------------------
CUSIP No. 74728C307            13D/A             Page 3 of 5 Pages
-------------------

 AMENDMENT NO. 2 TO SCHEDULE 13D and Schedule 13DA

         This Amendment No. 2, dated January 28, 2003, to Schedule 13D is filed by the Reporting Person and amends Schedule 13DA as previously filed by the Reporting Person with the Securities and Exchange Commission on October 30, 2002 (the "Schedule 13D"), relating to the common stock (the "Common Stock") of QSound Labs, INC. and Amendment No.1 filed on January 28, 2003 (the "Schedule 13DA").

Items 3 and 5 of the Schedule 13D and the Schedule 13DA are hereby amended and restated in their entirety, as follows:

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	As of January 27, 2003, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $191,767 and $81,230, respectively, in the Shares of the Issuer using their respective working capital.




ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 353,215 Shares representing approximately 4.98% of the outstanding shares of the Issuer (based upon 7,085,574 shares outstanding as of October 29, 2002, as reported on the latest Definitive Schedule 6-K of the Issuer for June 30, 2002). Hummingbird disclaimsany economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 353,215 shares representing approximately 4.98% of the outstanding shares of the Issuer (based upon 7,085,574 shares outstanding as of October 29, 2002, as reported on the latest Definitive Schedule 6-K of the Issuer). Mr. Sonkin disclaims any economic interest or beneficial ownership of the Shares.

                          (Page 3 of 5 pages)

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CUSIP No. 74728C307            13D/A             Page 4 of 5 Pages
-------------------

         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------

12/2/02		open market purchase	    500		1.99
12/17/02	open market purchase	  1,000		1.8
1/6/03		open market purchase	    100		1.7
1/23/03		open market sale	  9,500		2.0923
1/23/03		open market sale	 15,200		2.0559
1/24/03		open market sale	  6,000		2.0382
1/24/03		open market sale	  6,000		2.0382
1/27/03		open market sale	  4,200		2.0033



         Hummingbird caused Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
12/4/02		open market sale	8,400		2.0524
12/5/02		open market sale	  500		2.08
1/23/03		open market sale	4,200		2.0923
1/23/03		open market sale	6,500		2.0559
1/24/03		open market sale	5,000		2.0382
1/24/03		open market sale	3,500		2.0382
1/27/03		open market sale	1,800		2.0033




         (d) Inapplicable.

         (e) Inapplicable.

                          (Page 4 of 6 pages)

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CUSIP No. 74728C307            13D/A             Page 5 of 5 Pages
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ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
       SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 28, 2003

HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member